SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
FEDNAT HOLDING COMPANY
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
31431B109
(CUSIP Number)
Ronald D. Bobman c/o Capital Returns Management, LLC 641 Lexington Avenue, 18th Floor New York, NY 10022 Telephone: (212) 813 0860
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2019 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS CAPITAL RETURNS MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 839,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 839,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) This percentage is based on a total of 12,849,319 Shares outstanding as of August 1, 2019, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2019 as filed with the Securities and Exchange Commission on August 7, 2019.

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS RONALD D. BOBMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 839,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 839,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1) This percentage is based on a total of 12,849,319 Shares outstanding as of August 1, 2019, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2019 as filed with the Securities and Exchange Commission on August 7, 2019.

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 30, 2019 (“Amendment No. 1”) (Amendment No. 1 and the Original Schedule 13D as amended hereby, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of FedNat Holding Company, a Florida corporation (the “Company” or the “Issuer”). This Amendment No. 2 amends Items 4, 6 and 7 as set forth below. Capitalized terms used herein but not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

Item 4.

PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On August 9, 2019 (the “Effective Date”), Capital Returns Management, LLC (“CRM”) entered into a cooperation agreement with the Company (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the parties agreed, among other things, that the Company will expand its board of directors (the “Board”) from seven to nine seats and appoint David Warner Michelson as a director in the class that is up for election at the Company’s 2019 annual meeting of shareholders of the and David Patterson as a director in the class that is up for election at the Company’s 2020 annual meeting of shareholders (each of Mr. Michelson and Mr. Patterson, a “New Independent Director”). However, the appointment as directors would not be effective until the earliest of (i) written notice delivered by CRM to the Company of the receipt of approval or non-disapproval by the Louisiana Department of Insurance (the “LDI”) of the disclaimer of control filed by CRM (the “Disclaimer”), (ii) the date on which the Company is lawfully able to appoint the New Independent Directors under applicable law and (iii) 75 days after the Effective Date if the LDI has not taken any action with respect to the Disclaimer by such 75th day. Until the effective time of their appointment to the Board, the New Independent Directors will serve as non-voting Board observers. As a director, each New Independent Director would be appointed to each of the Audit Committee, the Compensation Committee and the Nominating Committee of the Board. CRM will have replacement rights with respect to Mr. Michelson (and consent rights with respect to Mr. Patterson) if he resigns from, refuses to serve or is unable to serve on the Board for any reason so long as CRM and its affiliates continue to beneficially own an aggregate net long position of at least 385,093 Shares (as adjusted for stock splits, stock dividends, reverse stock splits and similar events).

Pursuant to the Cooperation Agreement, CRM agreed that, until the earlier of July 31, 2020 or the date that is 15 days prior to the beginning of the Company’s advance notice period for the nomination of directors at the 2020 annual meeting of shareholders of the Company (the “Standstill Period”), CRM and its affiliates will vote their Shares in accordance with the recommendations of the Board, subject to certain exceptions. CRM also agreed that it will, within two days of the Effective Date, file a notice of dismissal without prejudice of the action filed in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida seeking an order to compel the Company to hold its 2019 annual meeting of shareholders. The terms of the Cooperation Agreement further provide that CRM is subject to certain customary standstill provisions that apply during the Standstill Period.

The description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached as Exhibit C to this Amendment No. 2 and is incorporated herein by reference.

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

On August 9, 2019, CRM entered into the Cooperation Agreement. The Reporting Persons’ disclosure in Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit C Cooperation Agreement, dated August 9, 2019

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 2019

CAPITAL RETURNS MANAGEMENT, LLC

By:	Ronald D. Bobman
Its:	Sole Manager

By:	/s/ Ronald D. Bobman
Name:	Ronald D. Bobman
Title:	Sole Manager

RONALD D. BOBMAN

/s/ Ronald D. Bobman